Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollar amounts in thousands)

	Norcraft Holdings L.P.
	Successor
	For the Period October 21 through December 31, 2003	Fiscal Year Ended December 31, 2004
EARNINGS:
Income from continuing operations	$2,050	$23,127
Fixed charges	3,703	22,074
Earnings before fixed charges	5,753	45,199
FIXED CHARGES:
Interest expense	3,217	18,815
Amortization of deferred debt issuance costs	391	2,714
Capitalized interest	0	0
Interest portion of rent expense	95	545
Fixed charges	3,703	22,074
Ratio of earnings to fixed charges	1.6x	2.0x

	Norcraft Companies L.P.
	Predecessor				Successor
	Fiscal Year Ended December 31,			For the Period January 1, 2003 through October 20, 2003	For the Period October 21 through December 31, 2003	Fiscal Year Ended December 31, 2004
	2000	2001	2002
EARNINGS:
Income from continuing operations	$(6,787)	$6,427	$22,608	$23,806	$2,050	$26,170
Fixed charges	4,583	4,018	3,120	2,016	3,703	19,031
Earnings before fixed charges	(2,204)	10,445	25,728	25,822	5,753	45,198
FIXED CHARGES:
Interest expense	4,252	3,585	2,574	1,422	3,217	15,897
Amortization of deferred debt issuance costs	119	198	301	267	391	2,589
Capitalized interest	0	0	0	0	0	0
Interest portion of rent expense	212	234	245	327	95	545
Fixed charges	4,583	4,018	3,120	2,016	3,703	19,031
Ratio of earnings to fixed charges	—	2.6x	8.2x	12.8x	1.6x	2.4x
Amount of fixed charges not covered by earnings	2,204	—	—	—	—	—